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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Celeste Murphy Ada D. Sarmento Sash Parikh Michael Fay

Re:	Eargo, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 23, 2019 CIK No. 0001719395

Ladies and Gentlemen:

Eargo, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 2”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on November 8, 2019 as amended by Amendment No. 1 to the draft Registration Statement (“Amendment No. 1”) submitted on December 23, 2019. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on January 7, 2020 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter. For your convenience, we are also providing by overnight delivery a courtesy

March 9, 2020

package that includes two copies of Amendment No. 2, one of which has been marked to show changes from Amendment No. 1, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Prospectus Summary

Key Advantages of Our Solution, page 7

1.	We note your revised disclosure in response to our prior comment 2. Please disclose the number of customers that were surveyed.

Response:     The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64 of the Registration Statement accordingly.

Management’s discussion and analysis of financial condition and results of operations

Results of operations

Cost of revenue, gross profit, and gross margin, page 79

2.

We note your references to increased warranty costs in 2019 on pages 79, 85 and F-12. Please revise your disclosure to further explain the reason for the significant increase in warranty costs during 2019.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 79 and 85 of the Registration Statement accordingly.

Business

Overview, page 94

3.

We note your response to our prior comment 9. It appears that your claim of high customer satisfaction is based solely on your NPS score. If that is the case, please make that clear each place you make that statement.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that in addition to the Company’s high NPS score, the Company believes that its 4.6 out of 5.0 average rating by customers across over 1,700 reviews posted on its website as of December 31, 2019 as disclosed on pages 7, 95 and 96 also supports its claim of high customer satisfaction.

Principal Stockholders, page 146

4.

We note your response to our prior comment 12. Please revise your disclosure to include the information from your response regarding how voting and investment decisions are made for Future Fund Investment Company No. 4 Pty Ltd and Pivotal Alpha Limited.

March 9, 2020

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 148 of the Registration Statement accordingly.

* * *

March 9, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463- 4693 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan C. Mendelson

Alan C. Mendelson, Esq.

of LATHAM & WATKINS LLP

cc:	Christian Gormsen, Eargo, Inc.

Kathleen Wells, Latham & Watkins LLP

Phillip Stoup, Latham & Watkins LLP

Alan Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP